FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

December 27,2004

Commission File Number: 0001291361

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit, 20692, P.O.B. 550 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

          On December 15, 2004, Syneron Medical Ltd. (the “Company”) issued a press release announcing that it had raised its revenue guidance for the fourth quarter of 2004 from $ 16.2 M to $ 16.7 M , which in turn translates to an increase in annual guidance for the year of 2004 to $ 58 M. Syneron also issued its guidance for FY 2005 at $ 75 M, a 30% increase over 2004.

Syneron continued to clarify that the FDA decision to clear the VelaSmooth under a PMA (rather than 510-K) would have no adverse implications on Syneron results since the company is a multi-platform company, and specifically regarding the VelaSmooth – it has strong sales in other markets around the world so that the delay until final FDA clearance is not expected to adversely affect results.

The following document is attached hereto and incorporated by reference herein:

Exhibit 1	Press release, dated December 15, 2004, titled ““Syneron Sets Guidance for 2005 at $ 75 M, a 30% Increase Over 2004"

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Syneron Medical Ltd. BY: /S/ Moshe Mizrahy —————————————— Moshe Mizrahy Chief Executive Officer

Date: December 27, 2004